UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

ORGANOGENESIS HOLDINGS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Class A Common Stock at an exercise price of $5.75 per half share

(Title of Class of Securities)

68621F 110

(CUSIP Number of Warrants)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, Massachusetts 02021

(781) 575-0775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Tel: (617) 832-1000

CALCULATION OF FILING FEE

Transaction valuation1	Amount of filing fee2
$12,665,206.68	$1,535.03
1

Estimated for purposes of calculating the amount of the filing fee only. Organogenesis Holdings Inc. (the “Company”) is offering holders of all of the Company’s outstanding $5.75 per half share warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated October 10, 2016 (the “Public Warrants”) the opportunity to exchange such Public Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”) by tendering one Public Warrant in exchange for 0.095 Shares. The transaction value was determined by using the average of the high and low prices of the Public Warrants in the over-the-counter market on July 9, 2019, which was $0.41.

2

The amount of the filing fee assumes that all outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,535.03	Filing Party: Organogenesis Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Organogenesis Holdings Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2019 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each holder of the Company’s publicly traded warrants (the “public warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“common stock”), to receive 0.095 shares of common stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Amended and Restated Offer to Exchange, dated July 22, 2019 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(F) to the Schedule TO, and in the related Letter of Transmittal and Consent Solicitation, a copy of which was filed as Exhibit (a)(1)(G) to the Schedule TO.

This Amendment No. 3 is being filed to report the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on August 16, 2019 at midnight, Eastern Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, 29,950,150 outstanding public warrants, or approximately 97.0% of the 30,890,748 outstanding public warrants were validly tendered and not withdrawn in the Offer, including 600 public warrants that were tendered through notice of guaranteed delivery. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 2,845,280 shares of common stock in exchange for such public warrants. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 97.0% of the outstanding public warrants to the Warrant Amendment, which exceeds the 65% of the outstanding public warrants required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.”

On August 19, 2019, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Letter.

(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)*	Amended and Restated Offer to Exchange Letter dated July 22, 2019.

(a)(1)(G)*	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(H)*	Amended and Restated Form of Notice of Guaranteed Delivery.

Exhibit Number	Description

(a)(1)(I)*	Amended and Restated Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(J)*	Amended and Restated Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)*	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on March 18, 2019).

(a)(5)(B)*	The Amendment to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2018 (incorporated by reference to the Company’s filing with the SEC on April 30, 2019).

(a)(5)(C)*	Form of press release.

(a)(5)(D)*	Press release dated July 22, 2019.

(a)(5)(E)*	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (incorporated by reference to the Company’s filing with the SEC on May 10, 2019).

(a)(5)(F)*	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (incorporated by reference to the Company’s filing with the SEC on August 9, 2019).

a)(5)(G)	Press Release, dated August 19, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37906) filed by the Company on August 19, 2019).

(b)	Not applicable.

(d)(1)*	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(2)*	Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(3)*	Warrant Agreement, dated as of October 10, 2016, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on October 14, 2016).

(d)(4)*	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 filed with the Form S-1 (File No. 333-213465) filed by the Company on September 2, 2016).

(d)(5)*	Controlling Stockholders Agreement dated as of December 10, 2018 by and among ORGO and the Controlling Entities (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(6)*	Amended and Restated Registration Rights Agreement dated as of December 10, 2018 among ORGO, Avista Acquisition Corp., Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

Exhibit Number	Description

(d)(7)*	Stockholders Agreement dated as of December 10, 2018 among ORGO, Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(8)*	Form of Warrant Agreement to be entered into by Avista Healthcare Public Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-4/A (File No. 333-227090) filed with the SEC on August 29, 2018).

(d)(9)*	Warrant Exchange Agreement dated as of July 9, 2019 by and among ORGO, Avista Capital Partners IV L.P., Avista Capital Partners IV (Offshore), L.P.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORGANOGENESIS HOLDINGS INC.

By:	/s/ Timothy M. Cunningham
Name:	Timothy M. Cunningham
Title:	Chief Financial Officer

Date: August 19, 2019